Coca-Cola İçecek

[redacted]

08005953

SEC
Mail Processing
Section

NOV 17 2008

Washington, DC
100

FILE 82-35049

November 13, 2008

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

PROCESSED
NOV 25 2008
THOMSON REUTERS

SUPPL

Attention: Office of International Corporate Finance

Re: Rule 12g3-2(b) submission by Coca-Cola İçecek A.Ş. (the "Company")

Ladies and Gentlemen:

We refer to the above-referenced exemption pursuant to Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934, as amended (the "Act"), granted previously to Coca-Cola İçecek A.Ş. We hereby transmit to you, in accordance with the provisions of the Rule, the attached September 30, 2008 consolidated financials of Coca-Cola İçecek A.Ş., sent to the Istanbul Stock Exchange on November 12, 2008.

As stated in paragraph (5) of the Rule, the Company understands that its furnishing the Commission with the information set forth above and the documents being transmitted herewith pursuant to the Rule shall not constitute an admission for any purpose that the Company is subject to the provisions of the Act.

Kindly acknowledge receipt of this letter and the submission of the documents delivered herewith by stamping the duplicate copy of this letter and returning it in the envelope provided.

Sincerely,

Coca-Cola İçecek A.Ş.

11/21

COCA-COLA İÇECEK A.Ş.
Genel Müdürlük: Esenşehir Mah. Erzincan Cad. No:36, 34776 Yukarı Dudullu, Ümraniye-İstanbul Tel: 90 (216) 528 40 00 Fax: 90 (216) 365 84 67-68

(Convenience Translation of Financial Statements and Footnotes Originally Issued in Turkish - See Note 41)

Coca-Cola İçecek Anonim Şirketi

Consolidated Interim Financial Statements and Footnotes as of September 30, 2008

Coca - Cola İçecek Anonim Şirketi

TABLE OF CONTENTS

Coca-Cola İçecek Anonim Şirketi

Consolidated Balance Sheet
As at September 30, 2008
(Currency - Thousands of New Turkish Lira unless otherwise indicated (YTL))

ASSETS	Notes	Unaudited September 30, 2008	Audited December 31, 2007
Current Assets		**883.779**	533.174
Cash and Cash Equivalents	6	**179.004**	141.362
Investments in Securities	7	**4.727**	6.416
Trade Receivables	10	**320.476**	153.138
Due from Related Parties	37	**8.284**	2.818
Other Receivables	11	**2.805**	564
Inventories	13	**241.077**	162.074
Other Current Assets	26	**127.406**	66.802
Non-Current Assets		**1.415.388**	1.143.881
Other Receivables	11	**166**	202
Investments in Associates	16	**1.852**	1.511
Property, Plant and Equipment	18	**1.036.076**	838.793
Intangible Assets	19	**237.527**	226.160
Goodwill	20	**96.391**	32.055
Deferred Tax Asset	35	**6.090**	1.344
Other Non-Current Assets	26	**37.286**	43.816
Total Assets		**2.299.167**	1.677.055
LIABILITIES			
Current Liabilities		**436.443**	419.720
Short-term Borrowings	8	**132.292**	219.257
Trade Payables	10	**102.352**	94.432
Due to Related Parties	37	**46.244**	28.947
Other Payables	11	**74.677**	49.611
Provision for Corporate Tax		**26.274**	4.788
Provision for Employee Benefits	24	**15.807**	8.626
Other Liabilities	26	**38.797**	14.059
Non-Current Liabilities		**771.616**	332.915
Long-term Borrowings	8	**725.420**	288.540
Provision for Employee Benefits	24	**24.340**	20.043
Deferred Tax Liability	35	**21.856**	24.332
EQUITY		**1.091.108**	924.420
Equity of the Parent			
Share Capital	27	**254.371**	254.371
Equity Inflation Adjustment Differences		**(8.559)**	(8.559)
Share Premium		**214.241**	214.241
Value Increase Funds		**629**	1.001
Currency Translation Adjustment	2	**(35.648)**	(54.469)
Restricted Reserves Allocated from Net Profit	27	**69.652**	47.451
Accumulated Profit / (Loss)		**402.262**	303.298
Net Income / (Loss)		**184.024**	153.665
Minority Interest		**10.136**	13.421
Total Liabilities		**2.299.167**	1.677.055

The explanatory notes on pages 5 through 39 form an integral part of the consolidated financial statements.

Coca-Cola İçecek Anonim Şirketi

Consolidated Income Statement
For the nine months period ended September 30, 2008
(Currency - Thousands of New Turkish Lira unless otherwise indicated (YTL))

	Notes	Unaudited January 1- September 30, 2008	Unaudited July 1- September 30, 2008	Unaudited January 1- September 30, 2007	Unaudited July 1- September 30, 2007
Continuing Operations					
Net Revenue	28	**1.827.947**	**772.408**	1.564.492	672.918
Cost of Sales (-)	28	**(1.064.125)**	**(454.834)**	(915.800)	(389.928)
Gross Profit From Operations		**763.822**	**317.574**	648.692	282.990
Distribution, Selling and Marketing Expenses (-)	29	**(430.414)**	**(158.111)**	(349.031)	(130.259)
General and Administration Expenses (-)	29	**(68.397)**	**(23.908)**	(54.175)	(19.789)
Other Operating Income	31	**11.233**	**2.310**	2.884	1.109
Other Operating Expense (-)	31	**(5.189)**	**(2.455)**	(9.035)	(254)
Profit From Operations		**271.055**	**135.410**	239.335	133.797
Gain / (Loss) from Associates	16	**251**	**183**	(414)	(86)
Financial Income	32	**111.606**	**45.328**	146.224	79.397
Financial Expenses (-)	33	**(151.088)**	**(48.586)**	(162.568)	(79.035)
Profit Before Tax from Continuing Operations		**231.824**	**132.335**	222.577	134.073
Tax Income / (Expense) of Continuing Operations					
Current Period Tax Expense	35	**(55.065)**	**(25.342)**	(45.819)	(26.062)
Deferred Tax Income / (Expense)	35	**8.888**	**1.160**	(6.816)	(4.051)
Net Income from Continuing Operations		**185.647**	**108.153**	169.942	103.960
Net Income / (Loss)		**185.647**	**108.153**	169.942	103.960
Attributable to:					
Minority interest		**1.623**	**1.057**	3.445	1.942
Equity holders of the parent	36	**184.024**	**107.096**	166.497	102.018
		185.647	**108.153**	169.942	103.960
Earnings Per Share (full YTL)	36	**0,0072**	**0,0042**	0,0065	0,0040

The explanatory notes on pages 5 through 39 form an integral part of the consolidated financial statements.

Coca-Cola İçecek Anonim Şirketi

Statement of Change in Shareholders' Equity
For the nine months period ended September 30, 2008
(Currency - Thousands of New Turkish Lira unless otherwise indicated (YTL))

Consolidated Statement of Changes in Shareholders' Equity	Share Capital	Share Capital Inflation Adjustment Differences	Share Premium	Value Increase Funds	Currency Translation Adjustment	Restricted Reserves, Accumulated Profit and Current Period Net Income / (Loss)	Minority Interest	Total Equity
Balance at January 1, 2007	254.371	(8.559)	214.241	-	15.439	373.249	17.351	866.092
Dividend paid	-	-	-	-	-	(22.500)	-	(22.500)
Minority Interest	-	-	-	-	-	-	3.445	3.445
Currency translation adjustment	-	-	-	-	(58.527)	-	(5.364)	(63.891)
Net income for the period	-	-	-	-	-	166.497	-	166.497
Balance at September 30, 2007	254.371	(8.559)	214.241	-	(43.088)	517.246	15.432	949.643
Balance at January 1, 2008	**254.371**	**(8.559)**	**214.241**	**1.001**	**(54.469)**	**504.414**	**13.421**	**924.420**
Dividend paid	-	-	-	-	-	(32.500)	-	(32.500)
Value decrease in available for sale securities	-	-	-	(372)	-	-	-	(372)
Net income attributable to minority interest	-	-	-	-	-	-	1.623	1.623
Change in minority share	-	-	-	-	-	-	(7.421)	(7.421)
Currency translation adjustment	-	-	-	-	18.821	-	2.513	21.334
Net income for the period	-	-	-	-	-	184.024	-	184.024
Balance at September 30, 2008	**254.371**	**(8.559)**	**214.241**	**629**	**(35.648)**	**655.938**	**10.136**	**1.091.108**

The explanatory notes on pages 5 through 39 form an integral part of the consolidated financial statements.

Coca-Cola İçecek Anonim Şirketi

Consolidated Statement of Cash Flow
For the nine months period ended September 30, 2008
(Currency - Thousands of New Turkish Lira unless otherwise indicated (YTL))

	Unaudited September 30, 2008	Unaudited September 30, 2007
Cash flows from operating activities:		
Net profit / (loss) before income tax and minority interest	231.824	222.577
Adjustments to reconcile net profit to net cash provided by operating activities		
Depreciation and amortization	76.273	66.361
(Gain) / Loss on sale of property, plant and equipment	(2.220)	714
(Reversal) / Impairment loss in property, plant and equipment	(150)	451
Provision for employee termination benefits, management bonus and other accruals	17.395	10.129
Provision / (reversal) for inventories, net	(111)	(306)
Provision for doubtful receivable, net	687	128
(Gain) / Loss from associates	(251)	414
Interest expense	31.414	30.531
Unrealized foreign exchange loss / (gain)	14.162	(23.313)
(Gain) / Loss on derivative transactions	(4.099)	17.220
Net income adjusted for non-cash items	364.924	324.906
Trade, other receivables and due from related parties	(173.599)	(143.224)
Inventories	(69.808)	(10.986)
Other current assets	(62.843)	(14.951)
Other non-current assets	7.414	(3.533)
Trade, other payables and due to related parties	31.535	45.517
Interest paid	(30.240)	(19.973)
Employee termination benefits, vacation pay, management bonus payments	(7.000)	(6.742)
Taxes paid	(19.719)	(14.733)
Provision for employee benefits	1.083	6.789
Other liabilities	17.509	23.729
Net cash generated from / (used in) operating activities	59.256	186.799
Cash flows from investing activities:		
Purchase of property, plant and equipment and intangibles	(197.710)	(214.025)
Proceeds from sale of property, plant and equipment	2.987	1.831
Marketable securities	1.317	(1.890)
Subsidiary acquired, net of cash	(119.794)	(164)
Net cash generated from / (used in) investing activities	(313.200)	(214.248)
Cash flows from financing activities:		
Proceeds from bank borrowings	767.550	438.911
Repayments of bank borrowings	(437.148)	(273.749)
Dividends paid	(32.500)	(22.500)
Net cash generated from / (used in) financing activities	297.902	142.662
Currency translation adjustment	(6.316)	11.223
Net increase / (decrease) in cash and cash equivalents	37.642	126.436
Cash and cash equivalents at beginning of year	141.362	50.850
Cash and cash equivalents, period end	179.004	177.286

The explanatory notes on pages 5 through 39 form an integral part of the consolidated financial statements.

(Currency - Thousands of New Turkish Lira unless otherwise indicated (YTL))

1. CORPORATE INFORMATION and NATURE OF ACTIVITIES

General

Coca-Cola İçecek Anonim Şirketi ("CCI" - "the Company"), is the bottler and distributor of alcohol-free beverages in the Southern Asia (defined as Turkey, the Caucasus, Central Asia) and the Middle East. The operations of the Company consist of production, sales and distribution of sparkling and still beverages with The Coca-Cola Company ("TCCC") trademarks. The Company has six production facilities in different regions of Turkey and operates thirteen production facilities in countries other than Turkey. The registered office address of CCI is Esenşehir Mah. Erzincan Cad. No:36 Ümraniye 34776 İstanbul, Turkey. CCI is a listed company on the Istanbul Stock Exchange ("ISE") and has a Global Depository Share program listed on the London Stock Exchange ("LSE").

The Group consists of the Company, its subsidiaries and joint ventures.

The consolidated interim financial statements of the Group are approved for issue by the Chief Financial Officer on November 12, 2008. The General Assembly and the regulatory body have the right to make amendments on the financial statements prepared according to legal regulations.

Shareholders of the Company

As of September 30, 2008 and December 31, 2007 the composition of shareholders and their respective percentage of ownership can be summarized as follows:

	September 30, 2008		December 31, 2007	
	Nominal Amount	**Percentage**	Nominal Amount	Percentage
Anadolu Efes Biracılık ve Malt Sanayi A.Ş. ("Anadolu Efes")	**102.047**	**40,12%**	102.047	40,12%
The Coca-Cola Export Corporation ("TCCEC")	**51.114**	**20,09%**	51.114	20,09%
Efes Pazarlama ve Dağıtım Ticaret A.Ş. ("Efpa")	**25.788**	**10,14%**	25.788	10,14%
Özgörkey Holding A.Ş.	**12.771**	**5,02%**	12.771	5,02%
Publicly Traded	**62.640**	**24,63%**	62.640	24,63%
Other	**11**	**0,00%**	11	0,00%
	254.371	**100,00%**	254.371	100,00%
Restatement Effect	**(8.559)**	**-**	(8.559)	-
	245.812		245.812	

Nature of Activities of the Group

CCI and its subsidiary Coca-Cola Satış ve Dağıtım A.Ş. ("CCSD") is one of the leading bottler and distributor of alcohol-free beverages, operating in Turkey. The operations of the Company consist of production, sales and distribution of sparkling and still beverages.

The Company has the right to exclusively produce, sell and distribute The Coca-Cola Company ("TCCC") beverages in authorized packages with TCCC's trademarks, including Coca-Cola, Coca-Cola Zero, Coca-Cola light, Fanta, Sprite, Cappy, Sen Sun, Powerade, Burn and Turkuaz throughout Turkey, with Bottler's and Distribution Agreements signed between the Company and TCCEC. The Bottler's and Distribution Agreements are valid until June 30, 2016.

The Company's international subsidiaries operating outside of Turkey are engaged in the production, sales and distribution of sparkling and still beverages with TCCC trademarks and in the distribution of Efes products that are owned by Anadolu Efes. In addition to these, the Group has minority shares in a bottling company of Coca-Cola products operating in Turkmenistan.

(Currency - Thousands of New Turkish Lira unless otherwise indicated (YTL))

1. CORPORATE INFORMATION and NATURE OF ACTIVITIES (continued)

Mahmudiye Kaynaksuyu Limited Şirketi ("Mahmudiye"), which is a subsidiary acquired by CCI on March 16, 2006, operates in the filling of natural spring water Damla, registered trademark of CCI, in Turkey.

Under the Bottler's and Distribution Agreements signed with Schweppes Holdings Limited, the Group has the exclusive right in Turkey, Kazakhstan and Jordan to sell and distribute beverages under the Schweppes trademark.

Subsidiaries and Joint Ventures

As of September 30, 2008 and December 31, 2007 the list of CCI's subsidiaries and joint ventures and its effective participation percentages are as follows:

Subsidiaries

				Effective Shareholding and Voting Rights %	
		Place of Incorporation	Principal Activities	September 30, 2008	December 31, 2007
1)	CCSD	Turkey	Distribution and sales of CCI and Mahmudiye products	**99,96%**	99,96%
2)	Mahmudiye	Turkey	Filling of natural spring water	**99,99%**	99,99%
3)	J.V. Coca-Cola Almaty Bottlers Limited Liability Partnership ("Almaty CC")	Kazakhstan	Production, distribution and sales of Coca-Cola products	**99,65%**	87,61%
4)	Azerbaijan Coca-Cola Bottlers LLC ("Azerbaijan CC")	Azerbaijan	Production, distribution and sales of Coca-Cola products	**89,90%**	89,90%
5)	Coca-Cola Bishkek Bottlers Closed Joint Stock Company ("Bishkek CC")	Kyrgyzstan	Production, distribution and sales of Coca-Cola products	**90,00%**	90,00%
6)	CCI International Holland B.V.	Holland	Holding company	**100,00%**	100,00%
7)	Tonus Joint Stock Co. ("Tonus")	Kazakhstan	Holding company	**94,18%**	94,18%
8)	The Coca-Cola Bottling Company of Jordan Ltd. ("TCCBCJ")	Jordan	Production, distribution and sales of Coca-Cola products	**90,00%**	90,00%
9)	Efes Sınai Dış Ticaret A. Ş. ("Efes Sınai Dış Ticaret")	Turkey	Foreign trade company located in Tuzla Free Zone	**99,00%**	99,00%

Joint Ventures

		Place of Incorporation	Principal Activities	Effective Shareholding and Voting Rights %	
				September 30, 2008	December 31, 2007
1)	The Coca-Cola Bottling of Iraq FZCO ("CCBI")	United Arab Emirates ("UAE")	Holding Company	**50,00%**	50,00%
2)	CC Beverage Limited	Iraq	Production, distribution and sales of Coca-Cola products	**30,00%**	30,00%
3)	Syrian Soft Drink Sales and Distribution L.L.C. ("S.S.D.S.D.")	Syria	Distribution and sales of Coca-Cola products	**50,00%**	50,00%
4)	Coca-Cola Beverages Pakistan Ltd. ("CCBPL")	Pakistan	Production, distribution and sales of Coca-Cola products	**46,98%**	-

(Currency - Thousands of New Turkish Lira unless otherwise indicated (YTL))

1. CORPORATE INFORMATION and NATURE OF ACTIVITIES (continued)

Changes in Group Structure

According to the Board of Directors Meeting held on August 29, 2008 and under the Sales and Distribution Agreement signed with Doğadan Gıda Ürünleri Sanayi ve Pazarlama A.Ş. ("Doğadan"), it's approved that sales and distribution of Doğadan products will be realized by CCSD throughout Turkey starting from September 2008. The discussions to acquire 50% of Doğadan shares by CCI, still continue.

According to the Board of Directors Meeting held on December 25, 2007, it's approved to purchase the outstanding 12,04% shares of Almaty CC, 10% shares of Bishkek CC, 9,96% shares of Azerbaijan CC and 13,75% shares of Türkmenistan Coca-Cola Bottlers Limited ("Türkmenistan CC") for USD 30,4 million from TCCEC.

According to the Board of Directors Meeting held on May 27, 2008, it's approved to purchase 12,50% shares of Turkmenistan Coca-Cola Bottlers Ltd. ("TCCB") for USD 2,0 million from Day Investments Ltd. who owns 25%. Following the completion of this acquisiton, purchase of 13,75% shares of Turkmenistan CC from TCCEC will be realized which was approved at the end of 2007.

According to the Board of Directors Meeting mentioned above, share transfer registration of Almaty CC was completed on April 2008 and CCI's share in Almaty CC reached to 99,65%. As of the issuance date of the financial statements for the nine months period ended September 30, 2008, share transfer registrations of Bishkek CC, Azerbaijan CC and Turkmenistan CC are not completed. Following the completion of the share purchases, CCI's share will reach to; 100%, 99,86% and 59,5% in Bishkek CC, Azerbaijan CC and Turkmenistan CC, respectively.

According to the Board of Directors Meeting held on May 29, 2008, it's approved the signing of a Memorandum of Understanding for the acquisition of certain assets, right, and licenses relating to the water business of Sandras Su Gıda Turizm Taşımacılık İnşaat A.Ş. (Sandras), a Kalkavan Group company.

According to the Board of Directors Meeting held on June 16, 2008, it's approved the formation of an entity in Tajikistan with CCI's ownership of 68,17%. The new Company will engage in production, sales and distribution of sparkling and still beverages licensed by TCCC in Tajikistan.

According to the Board of Directors Meeting held on June 23, 2008, it's approved acquiring up to 50% shares of Coca-Cola Beverages Pakistan Ltd. ("CCBPL") for a consideration of up to USD 80,0 million. By this resolution CCI signed the share purchase agreement for the acquisition of 48,99% stake for USD 76,9 million in CCBPL as of September 2008. As of the issuance date of the financial statements for the nine months period ended September 30, 2008, 46,98% of CCBPL have been proportionally consolidated since share transfer registration of 46,98% shares was completed as of September 26, 2008 and registration of 2,01% shares was completed in October 2008 (Note 3).

According to the Board of Directors Meeting held on March 12, 2007, it's approved to purchase 50% shares of S.S.D.S.D., which is engaged in the trading, import and export of alcohol-free beverages, through its subsidiary of CCI Holland from Anadolu Endüstri Holding A.Ş., a related party, for YTL 408 and the transaction was completed as of April 25, 2007.

CCBI, 50% joint venture of the Group which's resident in UAE, has owned 60% shares of a new joint venture in Iraq which was established at February 6, 2007.

Working Environments and Economic Conditions of Subsidiaries and Joint Ventures in Foreign Countries

The countries, in which certain subsidiaries and joint ventures operate, have undergone substantial political and economical changes in recent years. These countries do not possess well-developed business infrastructures and accordingly operations in such countries might carry risks, which are not typically associated with those in more developed markets. Uncertainties regarding the political, legal, tax and/or regulatory environment, including the potential for adverse changes in any of these factors, could significantly affect the subsidiaries' and joint ventures ability to operate commercially.

(Currency - Thousands of New Turkish Lira unless otherwise indicated (YTL))

1. CORPORATE INFORMATION and NATURE OF ACTIVITIES (continued)

Seasonality of Operations

Sparkling beverages consumption is seasonal, typically resulting in higher demand during the summer season and accordingly the seasonality effects are reflected in the figures. Therefore, the results of operations for the nine months period ended September 30, 2008 do not automatically constitute an indicator for the results to be expected for the overall fiscal year.

Average Number of Employees

Category-based average number of employees working during the period is as follows:

	September 30, 2008	September 30, 2007
Blue-collar	**2.966**	2.485
White-collar	**2.775**	2.580
Average number of employees	**5.741**	5.065

2. BASIS OF PRESENTATION

Basis of Preparation

CCI and its subsidiaries that are incorporated in Turkey maintain their books of account and prepare their statutory financial statements in New Turkish Lira ("YTL") in accordance with the regulations on accounting and reporting framework and accounting standards promulgated by the Capital Market Board ("CMB"), Turkish Commercial Code ("TCC") and Tax Legislation and the Uniform Chart of Accounts which is issued by the Ministry of Finance. The subsidiaries incorporated outside of Turkey maintain their books of account and prepare their statutory financial statements in accordance with the regulations of the countries in which they operate.

The consolidated financial statements have been prepared from the statutory financial statements of Group's subsidiaries' and joint ventures and presented in YTL in accordance with CMB Accounting Standards with certain adjustments and reclassifications for the purpose of fair presentation. Such adjustments are primarily related to application of consolidation accounting, accounting for business combinations, accounting for deferred taxes on temporary differences, accounting for employee termination benefits on an actuarial basis and accruals for various expenses. Except for the financial assets carried from their fair values and assets and liabilities included in Business Combination application, financial statements are prepared on a historical cost basis.

Previously, the financial statements of the Group as at and for the year ended December 31, 2007 have been prepared in accordance with the Communiqué Serial XI, No: 25 'Communiqué on Accounting Standards in Capital Markets'. In this Communiqué, the Capital Markets Board ("CMB") stated that alternatively, the application of accounting standards prescribed by the International Accounting Standards Board ("IASB") and International Accounting Standards Committee ("IASC") would also be considered compliant with the CMB Accounting Standards. Accordingly, the consolidated financial statements of the Group as at and for the year ended 31 December 2007 had been prepared in accordance with the alternative methods allowed by the CMB.

In accordance with the CMB's "Communiqué on Financial Reporting in Capital Market" Serial XI, No:29, published in the Official Gazette dated April 9, 2008, effective January 1, 2008, listed companies are required to prepare their financial statements in conformity with International Accounting/Financial Reporting Standards ("IAS" / "IFRS") as prescribed in the CMB Communiqué. Since, there are not any differences between the accounting policies of the alternative method of Communiqué Serial XI, No:25 (previously applied) and the Communiqué Serial XI, No:29, there is no change in the accounting policies applied in preparation of the financial statements of the current and prior period but only certain reclassifications raised in order to be compliant with the compulsory format. The financial statements and explanatory notes are presented using the compulsory standard formats as published by the Communiqué Serial XI, No: 29 declared by the CMB on April 9, 2008.

(Currency - Thousands of New Turkish Lira unless otherwise indicated (YTL))

2. BASIS OF PRESENTATION (continued)

Changes in Accounting Policies

As of September 30, 2008, the Group has examined the revised International Financial Reporting Standards with the opinions of International Accounting Standards Board ("IASB") and International Financial Reporting Interpretations Committee ("IFRIC").

(a) Application of new and revised International Financial Reporting Standards effective as of September 30, 2008:

Revised accounting standards and interpretations do not have any effect on the Group's consolidated interim financial statements and its disclosures for the nine months period ended September 30, 2008.

(b) Accounting standards and interpretations that are no longer effective as of September 30, 2008 and are not early adopted by the Group:

IFRS 3, Business Combinations and IAS 27, Consolidated and Separate Financial Statements (Revised) (effective for annual periods beginning on or after July 1, 2009)

IFRS 8, Operating Segments (effective for financial years beginning on or after January 1, 2009)

IAS 1, Presentation of Financial Statements (Revised) (Will be applied for annual periods beginning or after January 1, 2009.)

IAS 23, Borrowing Costs (Revised) (Effective for fiscal periods beginning on or after January 1, 2009).

IFRIC 13, Customer Loyalty Programmes (Effective for fiscal periods beginning on or after July 1, 2008).

IFRS 2, Share Based Payments (Revised) - (Effective for fiscal periods beginning on or after January 1, 2009).

Amendments to IAS 32 and IAS 1: Puttable Financial Instruments and Obligations Arising on Liquidation (Effective for fiscal periods beginning on or after January 1, 2009).

IFRIC 15, Construction Contracts in Real Estate Firms (Effective for fiscal periods beginning on or after January 1, 2009).

IFRIC 16, Protection of Investment in Foreign Subsidiaries (Effective for fiscal periods beginning on or after October 1, 2008).

Changes in Accounting Estimates

The accounting estimates of the Group are adopted to be same as prior periods.

Comparative Information and Reclassifications on Prior Year Financial Statements

The Group has made certain reclassifications in the comparative financial statements to be consistent with the current period presentation, since prior periods were prepared in accordance with the CMB Communiqué Serial XI, No: 25 "Communiqué for the Accounting Standards in Capital Markets".

Functional and Presentation Currency

Functional and presentation currency of the Company is YTL.

The multinational structure of foreign entities and realization of most of their operations in terms of U.S. Dollars ("USD") resulted in determination of the foreign subsidiaries and joint ventures' functional currency as USD. The majority of the consolidated foreign subsidiaries and joint ventures are regarded as foreign entities since they are financially, economically and organizationally autonomous.

(Currency - Thousands of New Turkish Lira unless otherwise indicated (YTL))

2. BASIS OF PRESENTATION (continued)

Functional currency of joint venture CCBPL, which was proportionally consolidated as of the issuance date of the financial statements for the nine months period ended September 30, 2008 after the completion of 46,98% share transfer registration, is Pakistan Rupee and presentation currency is USD.

Since the functional and presentation currency of foreign entities is determined as USD in the interim consolidated financial statements, USD amounts presented in the balance sheet as of September 30, 2008 are translated into New Turkish Lira at the official YTL exchange rate for purchases of USD announced by the Central Bank of the Republic of Turkey on September 30, 2008, USD 1,00 (full) = YTL 1,2316 (December 31, 2007; USD 1,00 (full) = YTL 1,1647). Furthermore, USD amounts in the income statement for the nine months period ended September 30, 2008 have been translated into YTL, at the average YTL exchange rate for purchases of U.S. Dollars for the year, is USD 1,00 (full) = YTL 1,2191 (January 1, - September 30, 2007; USD 1,00 (full) = YTL 1,3397). Differences that occur by the usage of closing and average exchange rates are followed under currency translation differences classified under equity.

Offsetting

Financial assets and liabilities are offset and the net amount is reported in the balance sheet when there is a legally enforceable right to set off the recognized amounts and there is an intention to settle on a net basis or realize the asset and settle the liability simultaneously.

Estimation Uncertainty

Group management has to make key assumptions concerning the future and other key sources of estimation uncertainty on the balance sheet date that have significant risks of causing a material adjustment to the carrying amounts of assets and liabilities in the preparation of interim consolidated financial statements. Actual results can be different from estimations. These estimations are reviewed at each balance sheet date; required corrections are made and reflected in the results of operations of the related period. Main estimations are related with impairment on assets (including goodwill), useful lives of tangible and intangible assets and provisions.

Basis of Consolidation

The consolidated interim financial statements comprise the financial statements of the parent company, CCI, its subsidiaries and joint ventures prepared as for the nine months period ended September 30, 2008. Subsidiaries are consolidated from the date on which control is transferred to the Group and cease to be consolidated from the date on which control is transferred out of the Group. The consolidated financial statements cover CCI and the subsidiaries it controls. This control is normally evidenced when the Group owns, either directly or indirectly, more than 50% of the voting rights of a company's share capital and is able to govern the financial and operating policies of an enterprise so as to benefit from its activities.

Subsidiaries are consolidated by using the full consolidation method, therefore, the carrying value of subsidiaries is eliminated against the related shareholders' equity. The equity and net income attributable to minority shareholders' interests are shown separately in the consolidated balance sheet and consolidated income statement.

Joint ventures are companies in respect of which there are contractual arrangements through which an economic activity is undertaken subject to joint control by the Group and its subsidiaries together with one or more parties. The Group's interest in joint ventures is accounted for line by line and by way of proportionate consolidation, in other words, the Group includes its share of the assets, liabilities, income and expenses of each joint venture in the relevant components of the financial statements.

Intercompany balances and transactions, including intercompany profits and unrealized profits and losses, are eliminated. Consolidated financial statements are prepared using uniform accounting policies for like transactions and other events in similar circumstances.

The Group's investment in associates is accounted for under the equity method of accounting. The investment in associates is carried in the consolidated balance sheet at cost plus post-acquisition changes in the Group's share of net assets of the associates, less any impairment in value. The consolidated income statement reflects the Group's share of the results of operations of the associates.

2. BASIS OF PRESENTATION (continued)

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, JUDGMENTS, ESTIMATIONS AND ASSUMPTIONS

Cash and Cash Equivalents

Cash and cash equivalents comprise cash balances, short-term deposits and checks dated on or before the relevant period end which are readily convertible to known amounts of cash and subject to insignificant risk of changes in value.

Investments in Securities

All investments in securities are measured at cost value that was paid to acquire the asset plus the expenses incurred during the acquisition and considered to reflect the fair value of the related investment.

After initial recognition, investments that are classified as available-for-sale are measured at fair value. Gains or losses on available-for-sale investments are recognized in equity until the investment is sold, collected or otherwise disposed of, or until the investment is determined to be impaired, at which time the cumulative gain or loss previously reported in equity is included in the income statement. Interest calculated on available-for-sale investments is calculated using the effective interest rate and is reported as interest income. Dividends collected are recorded as dividend income on the date of collection. For available-for-sale investments that are actively traded in organized financial markets, fair value is determined by reference to quoted market bid prices at the close of business on the balance sheet date.

Investments that are intended to be held to maturity, such as government bonds, are subsequently measured at amortized cost using the effective interest rate method. Amortized cost is calculated by taking into account any discount or premium on acquisition.

Trade Receivables

Trade receivables, which generally have payment terms of 15-65 days, are recognized at original invoice amount less doubtful receivable and are discounted. An estimate for doubtful receivable is made when collection of the full amount is no longer probable. Bad debts are written off when identified.

Provision for doubtful receivables is reflected as expense in the income statement. The provision is the amount that is proposed to compensate the losses that possibly occur due to economic conditions expected by the Group or the risks carried as a part of the nature of the account.

Related Parties

Parties are considered related to the Company if;

(a) directly or indirectly through one or more intermediaries, the party:
  (i) controls, is controlled by, or is under common control with, the Company (this includes parents, subsidiaries and fellow subsidiaries);
  (ii) has an interest in the Company that gives it significant influence over the Company; or
  (iii) has joint control over the Company;
(b) the party is an associate of the Company;
(c) the party is a joint venture in which the Company is a venturer;
(d) the party is member of the key management personnel of the Company or its parent;
(e) the party is a close member of the family of any individual referred to in (a) or (d);
(f) the party is an entity that is controlled, jointly controlled or significantly influenced by, or for which significant voting power in such entity resides with, directly or indirectly, any individual referred to in (d) or (e); or
(g) the party has a post-employment benefit plan for the benefit of employees of the Company, or of an entity that is a related party of the Company.

Related party transactions are transfer of resources or obligations between related parties, regardless of whether a price is charged.

(Currency - Thousands of New Turkish Lira unless otherwise indicated (YTL))

2. BASIS OF PRESENTATION (continued)

Inventories

Inventories are valued at the lower of cost or net realizable value, less provision for obsolete and slow moving items. Net realizable value is the selling price in the ordinary course of business, less the costs of completion, marketing and distribution. Cost includes all costs incurred in bringing the product to its present location and condition, and is determined primarily based on weighted average cost method.

Property, Plant and Equipment

Property, plant and equipment are stated at cost less accumulated depreciation and any impairment in value. Land is not depreciated.

Depreciation is calculated on a straight-line basis over the estimated useful life of the asset as follows:

Buildings and Leasehold Improvements	25 - 40 years
Machinery and Equipment	6 - 15 years
Furniture and Fixtures	5 - 10 years
Vehicles	5 - 10 years
Other Tangible Assets	5 - 12 years

Repair and maintenance costs are expensed as incurred. There are no repair and maintenance costs capitalized as part of property, plant and equipment. All costs incurred for the construction of property, plant and equipment are capitalized and are not depreciated until the asset is ready for use.

The carrying values of property, plant and equipment are reviewed for impairment when events or changes in circumstances indicate that the carrying value may not be recoverable. If any such indication exists and where the carrying values exceed the estimated recoverable amount, the assets or cash-generating units are written down to their recoverable amount. The recoverable amount (net realizable value) of property, plant and equipment is the greater of net selling price and value in use. Value in use is assessed by discounting future cash flows to their present value using a pre-tax discount rate that reflects current market conditions and the risks specific to the asset. If the related asset is not a unit that generates cash inflows by itself, the recoverable amount is determined for the cash-generating unit to which the asset belongs. Impairment losses are recognized in the income statement.

Intangible Assets

Intangible assets acquired separately are measured at initial acquisition cost. The cost of an intangible asset acquired in a business combination is recognized at fair value, if its fair value can be reliably measured. Intangible assets, excluding development costs, created within the business are not capitalized and expenditure is charged against profits in the year in which it is incurred. Intangible assets are amortized on a straight-line basis over the best estimate of their useful lives.

In the scope of consolidation, intangible assets identified in the fair value financial statements of subsidiaries acquired in 2005, represent the "Bottlers and Distribution Agreements" that are signed with TCCC. Since the Company management expects to renew these agreements without any additional costs after expiration, it is decided that there is no need to set a time constraint. The intangible assets relating to the Bottlers and Distribution Agreements are therefore not amortized.

In the scope of consolidation, the intangible assets identified in the fair value financial statements of Mahmudiye acquired in 2006, represent the "Water Sources Usage Right" of Mahmudiye and are amortized on a straight-line basis over their useful lives, which are between 10 and 40 years.

The carrying values of intangible assets are reviewed for impairment when events or changes in circumstances indicate that the carrying value may not be recoverable.

2. BASIS OF PRESENTATION (continued)

Goodwill

Goodwill represents the excess of the cost of the acquisition over the fair value of identifiable net assets of the acquired business, at the date of acquisition. In accordance with IFRS 3, the Group ceased to amortize goodwill arising from the business combinations before March 31, 2004, starting from the beginning of the annual accounting period beginning on or after March 31, 2004 (January 1, 2005) and reviewed for impairment.

Recognition and Derecognition of Financial Assets and Liabilities

The Group recognizes a financial asset or financial liability in its consolidated balance sheet when and only when it becomes a party to the contractual provisions of the instrument. The Group derecognizes a financial asset or a portion of a financial asset when and only when it looses control of the contractual rights that comprise the financial asset or a portion of a financial asset. The Group derecognizes a financial liability when the obligation specified in the contract is discharged, cancelled or expires.

Borrowings

All borrowings are initially recognized at cost.

After initial recognition, borrowings are subsequently measured at amortized cost using the effective interest rate method. Amortized cost is calculated by taking into account any issue costs, and any discount or premium on settlement. Gains and losses are recognized in net profit or loss when the liabilities are derecognized, as well as through the amortization process.

Borrowing Costs

Borrowing costs are generally expensed as incurred.

Leases (Group as a lessee)

a) Finance Lease

Finance leases, which transfer to the Group substantially all the risks and benefits incidental to ownership of the leased item, are capitalized at the inception of the lease at the fair value of the leased asset or, if lower, at the present value of the minimum lease payments. Lease payments are apportioned between the finance charges and reduction of the lease liability so as to achieve a constant rate of interest on the remaining balance of the liability. Lease payments are presented under borrowings. Finance charges calculated over fixed interest rate are charged directly against income. Capitalized leased assets are depreciated over the estimated useful life of the asset.

b) Operating Lease

Leases where the lessor retains substantially all the risks and benefits of ownership of the asset are classified as operating leases. Operating lease payments are recognized as an expense in the income statement on a straight-line basis over the lease term.

Trade Payables

Trade payables which generally have 7-30 day terms are carried at amortized cost which is the fair value of the consideration to be paid in the future for goods and services received, whether or not they are billed to the Group.

(Currency - Thousands of New Turkish Lira unless otherwise indicated (YTL))

2. BASIS OF PRESENTATION (continued)

Employee Benefits

Turkish Entities

(a) Defined Benefit Plans

The reserve for employee termination benefits is provided for in accordance with IAS 19 "Employee Benefits" and is based on actuarial study. In the consolidated financial statements, the Group has reflected a liability calculated using the "Projected Unit Credit Method". According to the valuations made by qualified actuaries, all actuarial gains and losses are recognized in the income statement.

The employee termination benefits are discounted to the present value of the estimated future cash outflows using government bonds' rate of return on the balance sheet date.

Actuarial gains or losses were recognized considering the average number of years remaining to employees' completing their services.

Actuarial assumptions used to determine net periodic pension costs are as follows as of balance sheet dates:

	September 30, 2008	December 31, 2007
Weighted average discount rate	11%	11%
Weighted average rate of compensation increases	5%	5%

(b) Defined Contribution Plan

The Group pays contributions to the Social Security Institution of Turkey on a mandatory basis. The Group has no further payment obligations once the contributions have been paid. The contributions are recognized as employee benefit expense when they are due. For the nine months period ended September 30, 2008, contributions paid by the Group to the Social Security Institution of Turkey is amounting to YTL 13.172 (September 30, 2007 - YTL 11.236).

Foreign Subsidiaries

Subsidiaries and joint ventures in foreign countries pay contributions according to each country's local regulations and these payments are expensed as incurred.

Provisions, Contingent Assets and Liabilities

Provisions are recognized when the Group has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. If the effect of the time value of money is material, provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessment of the time value of money and, where appropriate, the risks specific to the liability. Where discounting is used, the increase in the provision due to the passage of time is recognized as interest expense.

Contingent liabilities are not recognized in the financial statements but only disclosed, unless the possibility of an outflow of resources embodying economic benefits is probable. A contingent asset is not recognized in the financial statements but disclosed when an inflow of economic benefits is probable.

Revenue Recognition

Sale of Goods

Revenue is recognized to the extent that it is probable that the economic benefits will flow to the Group and the revenue can be reliably measured. Revenue is recognized when the significant risks and rewards of ownership of the goods have passed to the buyer and the amount of revenue can be measured reliably.

2. BASIS OF PRESENTATION (continued)

Net sales is reflected after deducting sales discounts, VAT, sales taxes and excise taxes. Sales discounts consist of deductions from sales and the cost of free products.

Interest Income

Income is recognized as the interest accrues.

Income Taxes

Tax expense (income) is the aggregate amount included in the determination of net profit or loss for the period in respect of current and deferred taxes.

Deferred income tax is provided, using the liability method, on all temporary differences at the balance sheet date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes. Deferred income tax liabilities are recognized for all taxable temporary differences.

Deferred income tax assets are recognized for all deductible temporary differences, carry-forward of unused tax assets and unused tax losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, carry-forward of unused tax assets and unused tax losses can be utilized. The carrying amount of deferred income tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be utilized.

Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the balance sheet date.

Deferred income tax assets and deferred income tax liabilities are offset, if a legally enforceable right exists to set off current tax assets against current income tax liabilities and the deferred income taxes relate to the same taxable entity and the same taxation authority.

Foreign Currency Transactions

Each entity within the Group translates its foreign currency transactions and balances into its functional currency by applying the exchange rate between the functional currency and the foreign currency on the date of the transaction. Exchange rate differences arising on the settlement of monetary items or on reporting monetary items at rates different from those at which they were initially recorded during the period or reported in previous financial statements are recognized in the income statement in the period in which they arise.

Segment Reporting

For management purposes, the Group is organized into two major geographical areas as domestic and international. Financial information on geographical segments is presented in Note 5.

Earnings Per Share

Basic earnings per share (EPS) is calculated by dividing the net profit for the period to the weighted average number of ordinary shares outstanding during the reporting periods. The weighted average number of shares outstanding during the year has been adjusted in respect of free shares issued without corresponding increase in resources.

Subsequent Events

Post period-end events that provide additional information about the Group's position at the balance sheet date (adjusting events), are reflected in the financial statements and footnotes. Post period-end events that are not adjusting events are disclosed in the notes when material.

(Currency - Thousands of New Turkish Lira unless otherwise indicated (YTL))

3. BUSINESS COMBINATIONS

The acquisitions of subsidiaries are accounted for using the purchase method of accounting. The subsidiaries acquired or sold during the year were included in the consolidated financial statements from the date of acquisition or until the date of disposal. As mentioned in detail in Note 1, for the consolidation of CCBPL, which was acquired in September 2008, fair value financial statements should be prepared for the related joint venture and the difference between the net asset value derived from these financial statements and the acquisition amount should be recorded as goodwill in the consolidated financials in the scope of International Financial Reporting Standards ("IFRS") 3 *Business Combinations*. For this purpose, according to IFRS, Group recorded the YTL 44.043 difference between the net asset value calculated from the provisional financial statements based on fair value accounting and the acquisition amount as positive goodwill in the consolidated balance sheet.

Since the acquisition realized on September 26, 2008 the consolidated income statement of CCI for the nine months period ended September 30, 2008 does not reflect the operating results of CCBPL, but the consolidated balance sheet as of September 30, 2008 reflects the acquisition of CCBPL with proportional consolidation.

The fair value of net assets of CCBPL from the provisional financial statements as of acquisition date, 46,98% of the shares of which was acquired by the Group in September 2008 are as follows:

Cash and cash equivalents	4.590
Trade receivables	562
Other receivables	3.901
Inventories	19.336
Other current assets	23.058
Property, plant and equipment	128.960
Intangible assets	336
Other non-current assets	1.883
Borrowings	(17.616)
Trade payables	(8.745)
Due to related parties	(6.915)
Other payables	(24.247)
Deferred tax liability	(1.869)
Other liabilities	(15.387)
Net assets	107.847
Purchased share percentage	46,98%
Net assets acquired by the Group	50.667
Total purchase cost	94.710
Net assets acquired by the Group	(50.667)
Positive Goodwill	44.043
Total purchase cost	94.710
Cash acquired from subsidiary addition	(2.156)
Net cash outflow of subsidiary acquisition	92.554

As mentioned in detail in Note 1, for the acquisition of S.S.D.S.D., which took place in April 2007, the goodwill amounting to YTL 1.845 is calculated in accordance with IFRS 3 *Business Combinations*, as the difference between the acquisition value amounting to YTL 408 and the net liability value derived from fair value financial statements of S.S.D.S.D amounting to YTL 1.437. As of December 31, 2007, YTL 1.845 impairment loss is provided for the goodwill and reflected to consolidated financial statements. The consolidated income statement for the nine months period ended September 30, 2007 reflects the results of S.S.D.S.D. only for the period between April 30, 2007 and September 30, 2007, since the acquisition realized on April 25, 2007.

(Currency - Thousands of New Turkish Lira unless otherwise indicated (YTL))

4. JOINT VENTURES

Shares in Joint Ventures

Summary financial information on proportionally consolidated amounts included in the consolidated financial statements before consolidation adjustments and reclassifications are as follows:

	September 30, 2008	December 31, 2007
Current assets	34.021	3.673
Non-current assets	80.362	13.274
Total assets	114.383	16.947
Current liabilities	63.998	13.347
Non-current liabilities	878	-
Equity	49.507	3.600
Total liabilities and equity	114.383	16.947

	September 30, 2008	September 30, 2007
Net income / (loss)	(4.916)	(2.082)

5. SEGMENT REPORTING

As of September 30, 2008 and 2007, the geographical segment information is as follows:

	September 30, 2008			
	Domestic	**International**	**Elimination**	**Consolidated**
Net revenue	1.536.752	293.787	(2.592)	1.827.947
Gross profit / (loss) from operations	669.769	93.513	540	763.822
Operating expenses (-)	(434.981)	(64.244)	414	(498.811)
Other operating income / (expense), net	3.500	2.513	31	6.044
Profit / (loss) from operations	238.288	31.782	985	271.055
Gain / (loss) from associates	-	251	-	251
Financial income / (expense), net	(31.643)	(8.068)	229	(39.482)
Continuing operations profit / (loss) before tax	206.645	23.965	1.214	231.824
Tax income / (expense)	(40.416)	(5.646)	(115)	(46.177)
Net income / (loss)	166.229	18.319	1.099	185.647
Attributable to:				
Minority interest	-	1.623	-	1.623
Equity holders of the parent	166.229	16.696	1.099	184.024
Purchase of property, plant, equipment and intangible asset	104.154	93.556	-	197.710
Depreciation and amortization expenses	60.375	15.991	(93)	76.273
Other non-cash items	7.445	471	(471)	7.445

	September 30, 2008			
	Domestic	**International**	**Elimination**	**Consolidated**
Segment assets	1.983.789	645.742	(332.216)	2.297.315
Investments in associates	-	1.852	-	1.852
Total assets	1.983.789	647.594	(332.216)	2.299.167
Segment liabilities	857.224	356.869	(6.034)	1.208.059
Total liabilities	857.224	356.869	(6.034)	1.208.059

(Currency - Thousands of New Turkish Lira unless otherwise indicated (YTL))

5. SEGMENT REPORTING (continued)

	September 30, 2007			
	Domestic	**International**	**Elimination**	**Consolidated**
Net revenue	1.297.035	269.174	(1.717)	1.564.492
Gross profit / (loss) from operations	557.198	90.838	656	648.692
Operating expenses (-)	(350.022)	(53.554)	370	(403.206)
Other operating income / (expense), net	(6.627)	592	(116)	(6.151)
Profit / (loss) from operations	200.549	37.876	910	239.335
Gain / (loss) from associates	-	(414)	-	(414)
Financial income / (expense), net	(9.735)	(6.609)	-	(16.344)
Continuing operations profit / (loss) before tax	190.814	30.853	910	222.577
Tax income / (expense)	(47.485)	(5.040)	(110)	(52.635)
Net income / (loss)	143.329	25.813	800	169.942
Attributable to:				
Minority interest	-	3.445	-	3.445
Equity holders of the parent	143.329	22.368	800	166.497
Purchase of property, plant, equipment and intangible asset	133.860	80.165	-	214.025
Depreciation and amortization expenses	53.784	12.577	-	66.361
Other non-cash items	5.774	-	-	5.774

	December 31, 2007			
	Domestic	**International**	**Elimination**	**Consolidated**
Segment assets	1.551.540	413.175	(289.171)	1.675.544
Investments in associates	-	1.511	-	1.511
Total assets	1.551.540	414.686	(289.171)	1.677.055
Segment liabilities	558.702	201.413	(7.480)	752.635
Total liabilities	558.702	201.413	(7.480)	752.635

6. CASH AND CASH EQUIVALENTS

	September 30, 2008	December 31, 2007
Cash on hand	**1.423**	744
Cash in banks		
-Time	**143.758**	125.157
-Demand	**27.879**	13.388
Cheques	**5.944**	2.073
	179.004	141.362

As of September 30, 2008 time deposits in foreign currencies equivalent to YTL 112.231 (December 31, 2007 - YTL 84.054), existed for periods varying between 2 days to 21 days (December 31, 2007 - 5 days to 1 month) and earned interest between 2,55% - 8,00% (December 31, 2007 - 4,05% - 5,85%).

As of September 30, 2008 all of the time deposits in local currency amounting to YTL 31.527 were made for periods varying between 2 days to 5 days (December 31, 2007 - YTL 41.103, for 2 days to 9 days) and earned interest between 12,75% - 18,00% (December 31, 2007 - 12,96% - 19,00%).

(Currency - Thousands of New Turkish Lira unless otherwise indicated (YTL))

6. CASH AND CASH EQUIVALENTS (continued)

As of September 30, 2008, there is YTL 166 (December 31, 2007 - YTL 182) of interest income accrual on time deposits.

As of September 30, 2008 and December 31, 2007, the fair values of cash and cash equivalents are equal to book value.

According to an agreement on September 24, 2008, the Group has invested USD 3 million to foreign currency denominated time deposits with 2 week maturity and 20% interest rate. According to this agreement, if USD / YTL parity at the maturity date is higher than USD 1,00 (full) = 1,2680 YTL, principal amount will be converted to YTL with this rate and will be transferred to CCI's YTL bank account while accrued interest is transferred to USD account. If the parity at the maturity date is lower than USD 1,00 (full) = 1,2680 YTL, principal amount and accrued interest will be transferred to CCI's USD account.

7. INVESTMENTS IN SECURITIES

	September 30, 2008	December 31, 2007
Available for sale securities at fair value		
Mutual funds	**4.234**	5.878
Held to maturity securities at amortized cost		
Government bonds (Foreign currency denominated)	**493**	538
	4.727	6.416

The fair value of available for sale securities is determined in reference to published price quotations in an active market at the balance sheet date.

8. BORROWINGS

	September 30, 2008	December 31, 2007
Short-term borrowings	**129.147**	71.427
Current portion of long-term borrowings	**3.145**	147.753
Financial lease obligations	**-**	77
Total short-term borrowings	**132.292**	219.257
Long-term borrowings	**725.420**	288.540
Total borrowings	**857.712**	507.797

As of September 30, 2008, the principal amount of total borrowings is YTL 853.665 (December 31, 2007 - YTL 502.410) on which there is interest expense accrual amounting to YTL 4.047 (December 31, 2007 - YTL 5.387).

Short and long-term borrowings denominated in YTL and foreign currencies as of September 30, 2008 and December 31, 2007 are as follows:

	September 30, 2008		December 31, 2007	
	Short-term	**Long-term**	Short-term	Long-term
USD	**96.411**	**606.338**	129.268	249.336
EUR	**369**	**119.082**	71.494	39.204
YTL	**23.073**	**-**	12.142	-
Jordanian Dinar	**3.509**	**-**	5.050	-
Pakistan Rupee	**8.276**	**-**	-	-
Syrian Pound	**654**	**-**	1.303	-
	132.292	**725.420**	219.257	288.540

(Currency - Thousands of New Turkish Lira unless otherwise indicated (YTL))

8. BORROWINGS (continued)

The effective interest rates on the balance sheet date are as follows:

	September 30, 2008	December 31, 2007
Short-term		
USD denominated borrowings	**Libor+(0,60% - 1,25%)**	Libor+(0,50% - 0,60%)
EUR denominated borrowings	-	Euribor+(0,55%)
YTL denominated borrowings	**18,90%**	17,46%
Other currency denominated borrowings	**8,0% - Kibor+(1,5%)**	6,75% - 8,25%
Long-term		
USD denominated borrowings	**Libor+(0,75% - 1,7%)**	Libor+(0,88% - 1,0%)
EUR denominated borrowings	**Euribor+(0,88% - 1,0%)**	Euribor+(0,88% - 0,91%)

Repayment plans of long-term borrowings as of September 30, 2008 and December 31, 2007 are scheduled as follows (including current portion of long-term borrowings, excluding finance lease obligation):

	September 30, 2008	December 31, 2007
2008	**3.145**	147.753
2010	**463.057**	288.540
2011	**241.248**	-
2012	**14.075**	-
2013	**7.040**	-
	728.565	436.293

Financial Lease Obligations

The details of USD denominated financial lease obligations as of September 30, 2008 and December 31, 2007 according to their maturities are as follows:

	September 30, 2008	December 31, 2007
Next 1 year	-	77
Discounted total lease obligations, net	-	77

As of December 31, 2007 the effective interest rate of financial lease obligations is 8,5%.

9. OTHER FINANCIAL LIABILITIES

None (December 31, 2007 - None).

10. TRADE RECEIVABLES AND PAYABLES

Trade Receivables

	September 30, 2008	December 31, 2007
Trade receivables	**322.369**	156.859
Cheques receivables	**6.633**	4.009
Other	**623**	732
Less: Allowance for doubtful receivables	**(9.149)**	(8.462)
	320.476	153.138

(Currency - Thousands of New Turkish Lira unless otherwise indicated (YTL))

10. TRADE RECEIVABLES AND PAYABLES (continued)

As of September 30, 2008 and 2007 allowance for doubtful receivables movement is as following:

	September 30, 2008	September 30, 2007
Balance at January 1,	**8.462**	8.451
Current year provision	**776**	1.306
Additions through joint venture acquired	**209**	-
Reversals and collections	**(449)**	(725)
Translation (gain) / loss	**151**	(453)
	9.149	8.579

Trade Payables

	September 30, 2008	December 31, 2007
Suppliers	**102.352**	94.432
	102.352	94.432

11. OTHER RECEIVABLES AND PAYABLES

Other Receivables

	September 30, 2008	December 31, 2007
Due from personnel	**743**	477
Deposits and guarantees given	**512**	-
Other	**1.550**	87
	2.805	564

As of September 30, 2008 and December 31, 2007, non-current other receivables consist of deposits and guarantees given and amounting to YTL 166 and YTL 202, respectively.

Other Payables

	September 30, 2008	December 31, 2007
Deposits and advances received	**45.117**	31.368
Taxes and duties payable	**22.680**	15.464
Social security premium payables	**5.570**	2.561
Other	**1.310**	218
	74.677	49.611

12. RECEIVABLES AND PAYABLES RELATED TO FINANCE SECTOR

None (December 31, 2007 - None).

(Currency - Thousands of New Turkish Lira unless otherwise indicated (YTL))

13. INVENTORIES

	September 30, 2008	December 31, 2007
Finished goods	**60.237**	46.221
Raw materials	**111.982**	70.087
Spare parts	**10.971**	10.836
Packaging materials	**25.060**	11.808
Advertising and sales promotion materials	**7.684**	6.447
Goods in transit	**26.911**	18.554
Less: reserve for obsolescence (-)	**(1.768)**	(1.879)
	241.077	162.074

The amount of write-down of inventories recognized as an expense is YTL 41 (September 30, 2007 - YTL 345) which is recognized in cost of sales.

14. BIOLOGICAL ASSETS

None (December 31, 2007 - None).

15. RECEIVABLE AND PAYABLE FROM CONSTRUCTION CONTRACTS

None (December 31, 2007 - None).

16. INVESTMENTS IN ASSOCIATES

			September 30, 2008		
Entity	**Principle Activities**	**Country of Business**	**Carrying Value**	**Ownership Interest (%)**	**Group's share of profit**
Turkmenistan Coca-Cola Bottlers Ltd.	**Production, distribution and sales of Coca-Cola products**	**Turkmenistan**	**1.852**	**33,25%**	**251**

			December 31, 2007		
Entity	Principle Activities	Country of Business	Carrying Value	Ownership Interest (%)	Group's share of loss
Turkmenistan Coca-Cola Bottlers Ltd.	Production, distribution and sales of Coca-Cola products	Turkmenistan	1.511	33,25%	(659)

As of September 30, 2008 total assets, total liabilities, net sales and current period gain / (loss) of Turkmenistan CC is as follows:

	September 30, 2008	December 31, 2007
Total Assets	**18.826**	17.071
Total Liabilities	**13.259**	12.528

	September 30, 2008	September 30, 2007
Revenue	**13.003**	6.491
Net Income / (Loss)	**754**	(1.244)

17. INVESTMENT PROPERTY

None (December 31, 2007 - None).

(Currency - Thousands of New Turkish Lira unless otherwise indicated (YTL))

18. PROPERTY, PLANT AND EQUIPMENT

	Land and Buildings	Machinery and Equipment	Vehicles	Furniture and Fixtures	Other Tangible Assets	Leasehold Improvements	Construction in Progress	Total
Net book value at December 31, 2006	228.521	254.099	21.424	3.962	120.777	782	67.482	697.047
Additions	11.151	54.156	4.093	2.019	41.342	41	100.889	213.691
Disposals, net	(48)	(1.257)	(254)	(16)	(967)	(3)	-	(2.545)
Transfers	35.547	75.889	67	584	21	5.296	(117.404)	-
Additions through joint venture acquired	-	1.854	787	33	-	-	-	2.674
Provision for impairment	-	(451)	-	-	-	-	-	(451)
Currency translation adjustment	(7.180)	(12.198)	(1.257)	(142)	(2.253)	-	(2.895)	(25.925)
Depreciation charge for the current year	(5.939)	(28.671)	(2.733)	(1.190)	(26.205)	(369)	-	(65.107)
Net book value at September 30, 2007	262.052	343.421	22.127	5.250	132.715	5.747	48.072	819.384
Net book value at December 31, 2007	**309.179**	**357.463**	**22.097**	**8.203**	**126.020**	**5.510**	**10.321**	**838.793**
Additions	**6.891**	**42.749**	**4.660**	**3.324**	**50.433**	-	**89.538**	**197.595**
Disposals, net	**(50)**	**(181)**	**(280)**	**(1)**	**(255)**	-	-	**(767)**
Transfers	**4.415**	**10.101**	-	**257**	-	-	**(14.773)**	-
Additions through joint venture acquired	**9.020**	**17.096**	**3.339**	**160**	**29.090**	-	**1.880**	**60.585**
Currency translation adjustment	**4.081**	**8.788**	**667**	**159**	**1.162**	-	**29**	**14.886**
Depreciation charge for the current year	**(6.899)**	**(35.910)**	**(2.915)**	**(1.408)**	**(27.091)**	**(793)**	-	**(75.016)**
Net book value at September 30, 2008	**326.637**	**400.106**	**27.568**	**10.694**	**179.359**	**4.717**	**86.995**	**1.036.076**
At September 30, 2007								
Cost	333.042	944.657	49.572	23.177	386.052	6.891	50.967	1.794.358
Accumulated depreciation	(58.791)	(552.928)	(26.496)	(17.850)	(245.605)	(1.144)	-	(902.814)
Accumulated provision for impairment	(7.769)	(38.726)	-	-	(6.351)	-	-	(52.846)
Currency translation adjustment	(4.430)	(9.582)	(949)	(77)	(1.381)	-	(2.895)	(19.314)
Net book value at September 30, 2007	262.052	343.421	22.127	5.250	132.715	5.747	48.072	819.384
At September 30, 2008								
Cost	**396.524**	**1.025.976**	**55.447**	**30.229**	**438.449**	**6.916**	**88.568**	**2.042.109**
Accumulated depreciation	**(58.926)**	**(583.135)**	**(27.186)**	**(19.596)**	**(251.593)**	**(2.199)**	**1.880**	**(940.755)**
Accumulated provision for impairment	**(7.769)**	**(41.241)**	-	-	**(6.594)**	-	-	**(55.604)**
Currency translation adjustment	**(3.192)**	**(1.494)**	**(693)**	**61**	**(903)**	-	**(3.453)**	**(9.674)**
Net book value at September 30, 2008	**326.637**	**400.106**	**27.568**	**10.694**	**179.359**	**4.717**	**86.995**	**1.036.076**

(Currency - Thousands of New Turkish Lira unless otherwise indicated (YTL))

18. PROPERTY, PLANT AND EQUIPMENT (continued)

Impairment Loss

None for the nine months period ended September 30, 2008. As of September 30, 2007 the Group had provided impairment losses amounting to YTL 451 for property, plant and equipment that had greater carrying value than its estimated recoverable amount, which was calculated over its estimated selling price.

Borrowing Costs Capitalized on Property, Plant and Equipment

The Group did not capitalize any borrowing costs on property, plant and equipment as of September 30, 2008 and 2007.

Finance Leases

Property leased by the Group includes coolers, vehicles, buildings, machinery and equipment.

As of September 30, 2008 net book value of assets under finance leases included in property, plant and equipment is amounting to YTL 18.608 (December 31, 2007 - YTL 22.868)

19. INTANGIBLE ASSETS

	January 1, 2008	Additions/ (Amortization)	Disposals	Additions through joint venture acquired	Currency translation adjustment	September 30, 2008
Cost						
Software rights	10.965	115	-	-	235	11.315
Rights	334	-	-	158	6	498
Water sources usage right	9.992	-	-	-	-	9.992
Bottlers and distribution agreements	211.160	-	-	-	12.129	223.289
Less: Accumulated amortization						
Software rights	(4.691)	(562)	-	-	(19)	(5.272)
Rights	(67)	(73)	-	-	-	(140)
Water sources usage right	(1.533)	(622)	-	-	-	(2.155)
Net book value	226.160	(1.142)	-	158	12.351	237.527

	January 1, 2007	Additions/ (Amortization)	Disposals	Currency translation adjustment	September 30, 2007
Cost					
Software rights	10.821	334	-	(196)	10.959
Rights	356	-	-	(18)	338
Water sources usage right	9.992	-	-	-	9.992
Bottlers and distribution agreements	254.835	-	-	(36.726)	218.109
Less: Accumulated amortization					
Software rights	(4.112)	(568)	-	-	(4.680)
Rights	(2)	(28)	-	-	(30)
Water sources usage right	(669)	(658)	-	(191)	(1.518)
Net book value	271.221	(920)	-	(37.131)	233.170

(Currency - Thousands of New Turkish Lira unless otherwise indicated (YTL))

20. POSITIVE / NEGATIVE GOODWILL

As of September 30, 2008 and 2007 movements of goodwill are as follows:

	January 1, 2008	Additions	Currency Translation Difference	September 30, 2008
Cost	**45.918**	**63.827**	**509**	**110.254**
Accumulated depreciation / Impairment reserve	**(13.863)**	**-**	**-**	**(13.863)**
Net book value	**32.055**	**63.827**	**509**	**96.391**

	January 1, 2007	Additions	Currency Translation Difference	September 30, 2007
Cost	50.703	1.724	(5.686)	46.741
Accumulated depreciation / Impairment reserve	(12.018)	-	-	(12.018)
Net book value	38.685	1.724	(5.686)	34.723

The Company has acquired 12,04% shares of CC Almaty from TCCEC and 46,98% shares of CCBPL from TCCC. The difference between the net asset value derived from the financial statements of CC Almaty and the acquisition cost of the Company amounting to YTL 19.784 and the difference between the net asset value derived from the financial statements of CCBPL and the acquisition cost of the Company amounting to YTL 44.043 have been recorded as positive goodwill for the nine months period ended September 30, 2008.

21. GOVERNMENT INCENTIVES

Investment Incentives

For the nine months period ended September 30, 2008 the Group does not have any utilized investment incentive amount and there is no deferred investment incentive.

22. PROVISIONS, CONTINGENT ASSETS and LIABILITIES

Provisions

None (December 31, 2007 - None)

CCI and Subsidiaries in Turkey

Litigations against the Group

The Group is involved on an ongoing basis in litigation arising in the ordinary course of business as of September 30, 2008 with an amount of YTL 2.080 (December 31, 2007 - YTL 793). As of September 30, 2008, no court decision has been granted yet. In the opinion of management, the outcome of such litigation currently pending will not materially affect the Group's results of operation, financial condition or liquidity.

Letter of Credits

None (December 31, 2007 - YTL 924).

Guarantee Letters and Contingent Liabilities

As of September 30, 2008, the aggregate amount of letter of guarantees given are YTL 36.533 (December 31, 2007 - YTL 4.274).

The Group has not undergone a tax inspection for any type of tax for any open years; thus any additional tax relating to open years can not be estimated with any degree of certainty. However, management does not anticipate that any additional tax liabilities may arise.

(Currency - Thousands of New Turkish Lira unless otherwise indicated (YTL))

22. PROVISIONS, CONTINGENT ASSETS and LIABILITIES (continued)

Subsidiaries and joint ventures operating in foreign countries

Mortgages

As of September 30, 2008, there is a mortgage on the buildings and land amounting to YTL 3.079 for the credit line obtained from Arab Bank by TCCBCJ (December 31, 2007 - YTL 2.870).

Letter of Credits

As of September 30, 2008, CCBPL obtained letter of credits amounting to YTL 3.535 (December 31, 2007 - None).

Guarantee Letters

As of September 30, 2008, amount of letters of guarantee obtained from banks and given to suppliers and government authorities is YTL 561 (December 31, 2007 - YTL 392).

23. COMMITMENTS

Operating Leases

CCI and CCSD have signed various operating lease agreements for vehicles.

YTL 4.612 of rent expense was reflected for the nine months period ended September 30, 2008 (September 30, 2007 - YTL 3.553) in the consolidated income statement due to the non-cancellable operating lease agreement for vehicles.

As of September 30, 2008 and December 31, 2007, future minimum lease payments under non-cancelable operating lease agreements are as follows:

	September 30, 2008	December 31, 2007
Next 3 years	**12.297**	7.295

24. EMPLOYEE BENEFITS

a) Short term employee benefits

	September 30, 2008	December 31, 2007
Management premium accrual	**6.323**	817
Vacation pay accrual	**6.218**	5.069
Wages and salaries	**3.266**	2.740
	15.807	8.626

As of September 30, 2008 and 2007, movements of the management premium accrual are as follows:

	September 30, 2008	September 30, 2007
Balance at January 1,	**817**	3.955
Payments made	**(1.605)**	(3.955)
Current year charge	**7.111**	4.361
	6.323	4.361

(Currency - Thousands of New Turkish Lira unless otherwise indicated (YTL))

24. EMPLOYEE BENEFITS (continued)

As of September 30, 2008 and 2007, movements of the vacation pay accrual are as follows:

	September 30, 2008	September 30, 2007
Balance at January 1,	**5.069**	2.994
Payments made	**(473)**	(293)
Current year charge	**1.386**	1.452
Additions through joint venture acquired	**182**	-
Currency translation difference	**54**	-
	6.218	4.153

b) Long term employee benefits

As of September 30, 2008 and December 31, 2007, details of long-term employee benefits are as follows:

	September 30, 2008	December 31, 2007
Employee termination benefits	**17.519**	16.309
Long term incentive plan accrual	**6.821**	3.734
	24.340	20.043

As of September 30, 2008 and 2007, the movements of long-term incentive plan provisions are as follows:

	September 30, 2008	September 30, 2007
Balance at January 1,	**3.734**	2.608
Payments made	**(2.341)**	(1.284)
Current year charge	**5.107**	1.966
Currency translation difference	**321**	-
	6.821	3.290

Employee Termination Benefits

In accordance with the existing social legislation, the Company and its subsidiaries operating in Turkey are required to make lump-sum payments to employees who have completed at least one year of service with the Company and whose employment is terminated due to retirement or for reasons other than resignation or misconduct. Such payments are calculated on the basis of 30 days' pay and limited to a maximum of YTL 2,17 (December 31, 2007 - YTL 2,03) per year of employment at the rate of pay applicable on the date of retirement or termination.

The movement of the defined benefit obligation recognized in the consolidated balance sheet is as follows:

	September 30, 2008	September 30, 2007
At January 1,	**16.309**	14.589
Interest expense	**1.345**	1.204
Benefit payments	**(2.581)**	(1.210)
Current period service charge and actuarial gain / loss	**2.446**	1.146
Defined benefit obligations	**17.519**	15.729

25. POST-RETIREMENT BENEFIT PLANS

None (December 31, 2007 - None).

(Currency - Thousands of New Turkish Lira unless otherwise indicated (YTL))

26. OTHER CURRENT / NON-CURRENT ASSETS AND LIABILITIES

a) Other current assets

	September 30, 2008	December 31, 2007
VAT receivables	**62.244**	21.874
Prepaid expenses	**29.616**	20.753
Prepaid taxes	**4.078**	17.151
Advances given	**28.072**	6.648
Other	**3.396**	376
	127.406	66.802

b) Other non-current assets

	September 30, 2008	December 31, 2007
Prepaid expenses	**16.018**	18.212
Advances given	**21.268**	25.604
	37.286	43.816

c) Other current liabilities

	September 30, 2008	December 31, 2007
VAT payable	**12.262**	8.819
Expense accruals	**24.768**	4.347
Advance received	**1.767**	893
	38.797	14.059

27. EQUITY

Share Capital

	September 30, 2008	December 31, 2007
Common shares 1 YKr par value		
Authorized and issued (units)	**25.437.078.200**	25.437.078.200

Reserves

The legal reserves consist of first and second legal reserves in accordance with the TCC. The first legal reserve is appropriated out of the statutory profits at the rate of 5%, until the total reserve reaches a maximum of 20% of the Company's restated share capital. The second legal reserve is appropriated at the rate of 10% of all distributions in excess of 5% of the Company's restated share capital. Under TCC, the legal reserves are only available for netting off losses unless they exceed 50% of the historical paid-in share capital otherwise they are not allowed to be used for other purposes.

Companies whose shares are quoted on the ISE perform their dividend appropriation in accordance with the CMB regulations.

(Currency - Thousands of New Turkish Lira unless otherwise indicated (YTL))

27. EQUITY (continued)

Listed companies are subject to dividend requirements regulated by the CMB as follows:

In accordance with the Communiqué No:IV-27, first dividend to be appropriated out of the profits from annual operations to be based on the financial statements prepared in accordance with CMB Accounting Standards has to be at least the 20% of net distributable profit. This distribution may be made either as cash or as pro-rata shares or as a combination of both in accordance with the decision taken in the general assemblies. Besides, first dividend amount may be included in extraordinary reserves instead of distributing it in cash or pro-rata shares in accordance with the decision of general assemblies.

Net income of the Company's subsidiaries, joint ventures and investments included in the Group's consolidated financial statements are not subject to net distributable profit computation, if there isn't any decision taken for dividend distribution in their respective general assemblies.

Inflation adjustment to shareholders' equity can only be netted-off against prior years' losses and used as an internal source for capital increase where extraordinary reserves can be netted-off against prior years' loss and used in the distribution of bonus shares and dividends to shareholders.

As of September 30, 2008 and December 31, 2007 breakdown of the equity of the Company in its tax books is as follows.

	September 30, 2008			December 31, 2007		
	Historical Amount	**Inflation Restatement Differences**	**Restated Amount**	Historical Amount	Inflation Restatement Differences	Restated Amount
Share Capital	**254.371**	**(8.559)**	**245.812**	254.371	(8.559)	245.812
Restricted reserves allocated from net profit	**56.256**	**13.396**	**69.652**	34.055	13.396	47.451
Extraordinary Reserves	**176.826**	**9.551**	**186.377**	60.141	9.551	69.692

Dividends

In accordance with the Ordinary General Assembly held on May 6, 2008, it was decided that a total of YTL 32.500 cash dividends was paid on May 29, 2008 to shareholders and the remainder of the net distributable profit was added to the extraordinary reserves.

(Currency - Thousands of New Turkish Lira unless otherwise indicated (YTL))

28. CONTINUING OPERATIONS

a) Net Revenue

	January 1-September 30, 2008	July 1-September 30, 2008	January 1-September 30, 2007	July 1-September 30, 2007
Gross sales	2.497.321	1.077.543	2.168.588	948.224
Sales discounts	(548.971)	(253.751)	(501.315)	(232.238)
Other discounts	(120.403)	(51.384)	(102.781)	(43.068)
	1.827.947	772.408	1.564.492	672.918

b) Cost of Sales

	January 1-September 30, 2008	July 1-September 30, 2008	January 1-September 30, 2007	July 1-September 30, 2007
Raw material cost	919.659	402.214	796.932	345.838
Depreciation and amortization	44.515	15.128	34.979	12.548
Personnel expenses	39.193	14.499	34.094	11.159
Other expenses	60.758	22.993	49.795	20.383
	1.064.125	454.834	915.800	389.928

29. OPERATING EXPENSES

	January 1-September 30, 2008	July 1-September 30, 2008	January 1-September 30, 2007	July 1-September 30, 2007
Selling, distribution and marketing expenses	430.414	158.111	349.031	130.259
General administrative expenses	68.397	23.908	54.175	19.789
	498.811	182.019	403.206	150.048

a) Selling, distribution and marketing expenses	January 1-September 30, 2008	July 1-September 30, 2008	January 1-September 30, 2007	July 1-September 30, 2007
Marketing and advertising expenses	212.632	73.155	171.143	61.887
Personnel expenses	82.847	29.069	68.265	23.379
Transportation expenses	75.194	34.482	56.904	25.106
Depreciation on property, plant and equipment	26.946	8.651	26.865	9.126
Maintenance expenses	6.991	3.710	5.813	1.941
Utilities and communication expenses	12.718	4.706	9.847	3.563
Rent expenses	6.926	2.394	5.006	1.920
Other	6.160	1.944	5.188	3.337
	430.414	158.111	349.031	130.259

b) General administrative expenses	January 1-September 30, 2008	July 1-September 30, 2008	January 1-September 30, 2007	July 1-September 30, 2007
Personnel expenses	45.969	15.198	36.340	12.941
Depreciation on property, plant and equipment	3.001	894	3.040	999
Consulting and legal fees	4.513	1.872	3.278	1.240
Utilities and communication expenses	1.761	609	1.699	624
Provision for doubtful receivables	335	63	1.034	103
Repair and maintenance expenses	857	293	732	228
Rent expense	2.247	773	1.854	629
Other	9.714	4.206	6.198	3.025
	68.397	23.908	54.175	19.789

(Currency - Thousands of New Turkish Lira unless otherwise indicated (YTL))

30. EXPENSES BY NATURE

a) Depreciation and amortization expenses	January 1- September 30, 2008	July 1- September 30, 2008	January 1- September 30, 2007	July 1- September 30, 2007
Property, plant and equipment				
Cost of sales	43.862	14.968	33.743	12.150
Operating expenses	29.343	9.353	29.887	10.121
Inventory	1.811	605	1.477	576
Intangible assets				
Cost of sales	653	160	1.236	398
Operating expenses	604	192	18	4
	76.273	25.278	66.361	23.249

b) Employee Benefits	January 1- September 30, 2008	July 1- September 30, 2008	January 1- September 30, 2007	July 1- September 30, 2007
Personnel expenses				
Wages and salaries	125.140	42.580	102.984	36.343
Social security premium expenses	15.829	6.343	13.681	4.771
Employee termination benefits	3.791	1.212	2.359	856
Other	23.249	8.631	19.675	5.509
	168.009	58.766	138.699	47.479

31. OTHER OPERATING INCOME / EXPENSE

	January 1- September 30, 2008	July 1- September 30, 2008	January 1- September 30, 2007	July 1- September 30, 2007
Other income				
Gain on sale of scrap materials	3.236	1.251	1.650	704
Gain on disposal of property, plant and equipment	2.220	312	-	-
Insurance compensation income	3.407	251	-	-
Other income	2.370	496	1.234	405
	11.233	2.310	2.884	1.109
Other expense				
Loss on disposal of property, plant and equipment	-	-	(713)	460
Provision for the impairment of fixed assets	-	-	(451)	-
Donations	(2.100)	(1.500)	-	-
Other expenses	(3.089)	(955)	(7.871)	(714)
	(5.189)	(2.455)	(9.035)	(254)

32. FINANCIAL INCOME

	January 1- September 30, 2008	July 1- September 30, 2008	January 1- September 30, 2007	July 1- September 30, 2007
Interest income	6.347	1.176	7.100	2.770
Foreign exchange gain	101.160	42.886	134.988	72.767
Gain on derivative transactions	4.099	1.266	4.136	3.860
	111.606	45.328	146.224	79.397

(Currency - Thousands of New Turkish Lira unless otherwise indicated (YTL))

33. FINANCIAL EXPENSES

	January 1-September 30, 2008	July 1-September 30, 2008	January 1-September 30, 2007	July 1-September 30, 2007
Interest expense	**(31.408)**	**(11.224)**	(30.498)	(10.455)
Foreign exchange loss	**(119.674)**	**(37.362)**	(110.681)	(59.202)
Finance charges paid under finance leases	**(6)**	-	(33)	(8)
Loss on derivative transactions	-	-	(21.356)	(9.370)
	(151.088)	**(48.586)**	(162.568)	(79.035)

As of September 30, 2008 and 2007 foreign exchange gain / (loss) from foreign currency denominated borrowings are as follows:

	January 1-September 30, 2008	July 1-September 30, 2008	January 1-September 30, 2007	July 1-September 30, 2007
Foreign exchange gain / (loss), net from foreign currency denominated borrowings	**(16.326)**	**4.254**	50.711	25.688

34. NON-CURRENT ASSETS AVAILABLE FOR SALE AND DISCONTINUING OPERATIONS

None (December 31, 2007 - None).

35. INCOME TAXES, DEFERRED TAX ASSETS AND LIABILITIES

General information

The Group is subject to taxation in accordance with the tax regulations and the legislation effective in the countries in which the Group companies operate. In Turkey, the tax legislation does not permit a parent company and its subsidiaries to file a consolidated tax return. Therefore, provision for taxes, as reflected in the consolidated financial statements, has been calculated on a separate-entity basis.

With the new law enacted, effective from January 1, 2006, Turkish Government ceased to offer investment allowance for capital investments. For the current period, the Group does not have any investment allowance to be utilized. (December 31, 2007 - YTL 34.170)

In Turkey, corporate tax rate is 20% (December 31, 2007 - 20%). Corporate tax returns are required to be filed by the twenty-fifth day of the fourth month following the balance sheet date and taxes must be paid in full by the end of the fourth month. The tax legislation provides for a provisional tax of 20% (2007 - 20%) to be calculated and paid based on earnings generated for each quarter. The amounts thus calculated and paid are offset against the final corporate tax liability for the year.

Corporate tax losses can be carried forward for a maximum period of five years following the year in which the losses were incurred. The tax authorities can inspect tax returns and the related accounting records for a retrospective maximum period of five years.

As of September 30, 2008 and 2007 tax expenses are as follows:

	January 1-September 30, 2008	July 1-September 30, 2008	January 1-September 30, 2007	July 1-September 30, 2007
Consolidated income statement				
Current period corporate tax income / (expense)	**(55.065)**	**(25.342)**	(45.819)	(26.062)
Deferred tax income / (expense), net	**8.888**	**1.160**	(6.816)	(4.051)
Tax income / (expense) reflected in the consolidated income statement	**(46.177)**	**(24.182)**	(52.635)	(30.113)

(Currency - Thousands of New Turkish Lira unless otherwise indicated (YTL))

35. INCOME TAXES, DEFERRED TAX ASSETS AND LIABILITIES (continued)

Deferred Tax Assets and Liabilities

The list of temporary differences and the resulting deferred tax liabilities, as of September 30, 2008 and December 31, 2007 using the prevailing effective statutory tax rate is as follows:

	September 30, 2008		December 31, 2007	
	Cumulative Temporary Difference	Deferred Tax Assets/ (Liabilities)	Cumulative Temporary Difference	Deferred Tax Assets/ (Liabilities)
Tangible and intangible assets	(175.155)	(35.031)	(159.214)	(31.838)
Borrowings	(680)	(136)	(1.012)	(202)
Employee termination and other employee benefits	54.705	10.941	30.709	6.140
Tax loss carried forward	6.410	1.282	6.062	1.212
Trade receivables, payables and other	29.430	5.886	3.257	652
Inventory	6.460	1.292	5.233	1.048
	(78.830)	(15.766)	(114.965)	(22.988)
Deferred tax asset		6.090		1.344
Deferred tax liability		(21.856)		(24.332)
Deferred tax liability, net		(15.766)		(22.988)

As of September 30, 2008 and 2007, the movement of deferred tax liability is as follows:

	September 30, 2008	September 30, 2007
Balance at January 1,	22.988	11.758
Additions through joint venture acquired	878	(117)
Deferred tax expense / (income)	(8.888)	6.816
Currency translation adjustment	788	(1.571)
	15.766	16.886

36. EARNINGS / (LOSSES) PER SHARE

Basic earnings / (losses) per share is calculated by dividing net income / (loss) for the period by the weighted average number of ordinary shares outstanding during the related period. As of September 30, 2008 and 2007 earnings / (losses) per share is as follows:

	January 1- September 30, 2008	July 1- September 30, 2008	January 1- September 30, 2007	July 1- September 30, 2007
Net Income / (Loss) for the period	184.024	107.096	166.497	102.018
Weighted average number of ordinary shares	25.437.078.200	25.437.078.200	25.437.078.200	25.437.078.200
Earnings / (Losses) Per Share (Full YTL)	0,0072	0,0042	0,0065	0,0040

(Currency - Thousands of New Turkish Lira unless otherwise indicated (YTL))

37. RELATED PARTY BALANCES AND TRANSACTIONS

Balances with related parties, which are separately classified in the consolidated balance sheets and the most significant transactions with related parties are as follows:

	September 30, 2008			
	Sales to related parties and other charges	**Purchases from related parties and other charges**	**Amounts owed by related parties**	**Amounts owed to related parties**
Related Parties and Shareholders				
Anadolu Group Companies (1)	74	5.785	90	-
Beverage Partners Worldwide (2)	-	8.008	147	-
The Coca-Cola Company (1)	19.913	363.518	5.898	37.452
Özgörkey Holding Group Companies (1)	-	13.709	-	1.878
Turkmenistan CC (3)	-	-	212	-
Efes Karaganda Brewery J.S.C. (1)	525	967	-	1.472
Doğadan (2)	100	5.038	-	5.442
Süzer Group Companies	-	-	1.894	-
Other	14	135	43	-
Total	**20.626**	**397.160**	**8.284**	**46.244**

	September 30, 2007		December 31, 2007	
	Sales to related parties and other charges	Purchases from related parties and other charges	Amounts owed by related parties	Amounts owed to related parties
Related Parties and Shareholders				
Anadolu Group Companies (1)	-	1.525	102	488
Beverage Partners Worldwide (2)	-	3.203	1.648	-
The Coca-Cola Company (1)	18.888	286.147	867	25.356
Özgörkey Holding Group Companies (1)	-	9.780	-	551
Turkmenistan CC (3)	-	-	201	-
Efes Karaganda Brewery J.S.C. (1)	95	6.956	-	2.337
Other	-	559	-	215
Total	18.983	308.170	2.818	28.947

(1) Shareholder of the Company and subsidiaries of the shareholder
(2) Related parties of the shareholder
(3) Subsidiary of the Company

As of September 30, 2008, Group has deposits in Alternatifbank A.Ş. and marketable securities in Alternatif Yatırım A.Ş. amounting to YTL 7.254 (December 31, 2007 - YTL 7.122) and YTL 4.727 (December 31, 2007 - YTL 6.416) respectively.

As of September 30, 2008 and 2007 purchases from related parties and significant portion of other charges consist of services obtained, fixed asset, raw material purchases and toll production.

As of September 30, 2008 and 2007 sales to related parties and other charges consist of sale of finished goods and support charges of promotional expenses reflected to related parties.

As of September 30, 2008, the executive members of the Board of Directors, Chief Executive Officer, Chief Operating Officers and Directors received remuneration amounting to YTL 8.747 (September 30, 2007 - YTL 8.788).

(Currency - Thousands of New Turkish Lira unless otherwise indicated (YTL))

38. NATURE AND LEVEL OF RISKS ARISING FROM FINANCIAL INSTRUMENTS

Foreign Currency Position

	September 30, 2008	December 31, 2007
Foreign currency denominated assets	**164.562**	109.184
Foreign currency denominated liabilities	**(676.895)**	(422.628)
Net foreign currency position	**(512.333)**	(313.444)

As of September 30, 2008 and December 31, 2007, the foreign currency position (except functional currency) of the Group is as follows:

	September 30, 2008					
	USD	**YTL Equivalent**	**EUR**	**YTL Equivalent**	**Other Foreign Currency YTL Equivalent**	**Total YTL Equivalent**
Cash and cash equivalents	84.447	104.005	1.230	2.212	12.842	**119.059**
Due from related parties	677	834	-	-	260	**1.094**
Trade receivables	6.201	7.637	821	1.476	12.618	**21.731**
Other current assets and receivables	11	13	405	728	21.937	**22.678**
Total	**91.336**	**112.489**	**2.456**	**4.416**	**47.657**	**164.562**
Short term borrowings	-	-	-	-	17.206	**17.206**
Current portion of long term borrowings	1.755	2.161	205	369	-	**2.530**
Due to related parties	180	221	-	-	3.549	**3.770**
Trade payables	1.910	2.353	11.047	19.860	5.495	**27.708**
Other liabilities and payables	9	12	22	40	13.270	**13.322**
Long term borrowings	400.518	493.277	66.238	119.082	-	**612.359**
Total	**404.372**	**498.024**	**77.512**	**139.351**	**39.520**	**676.895**
Net foreign currency position	**(313.036)**	**(385.535)**	**(75.056)**	**(134.935)**	**8.137**	**(512.333)**

As explained in Note 6, USD 3 million time deposit which is classified under cash and cash equivalents at foreign currency risk table will be converted with USD 1,00 (full) = 1,2680 YTL rate, if USD / YTL parity is higher than this rate at the maturity date.

	December 31, 2007					
	USD	YTL Equivalent	EUR	YTL Equivalent	Other Foreign Currency YTL Equivalent	Total YTL Equivalent
Cash and cash equivalents	69.887	81.398	1.374	2.350	8.110	91.858
Due from related parties	9	11	9	15	271	297
Trade receivables	647	753	63	107	2.857	3.717
Other current assets	-	-	2.476	4.235	9.077	13.312
Total	70.543	82.162	3.922	6.707	20.315	109.184
Short term borrowings	-	-	-	-	6.353	6.353
Current portion of long term borrowings	53.215	61.979	41.736	71.378	-	133.357
Due to related parties	-	-	1.324	2.264	-	2.264
Trade payables	916	1.067	10.719	18.331	8.857	28.255
Other liabilities	-	-	26	45	4.249	4.294
Long term borrowings	179.278	208.805	22.980	39.300	-	248.105
Total	233.409	271.851	76.785	131.318	19.459	422.628
Net foreign currency position	(162.866)	(189.689)	(72.863)	(124.611)	856	(313.444)

(Currency - Thousands of New Turkish Lira unless otherwise indicated (YTL))

38. NATURE AND LEVEL OF RISKS ARISING FROM FINANCIAL INSTRUMENTS (continued)

	January 1- September 30, 2008	**July 1- September 30, 2008**	January 1- September 30, 2007	July 1- September 30, 2007
Total export	**28.584**	**11.571**	26.331	12.344
Total import	**419.942**	**123.149**	409.226	117.799

	September 30, 2008	December 31, 2007
(%) of Hedging instruments to total foreign currency liability, used for managing the foreign currency risk	**8,7%**	-

The Group's principal financial instruments are comprised of bank borrowings, finance leases, cash and short-term deposits and investments in securities. The main purpose of these financial instruments is to raise financing for the Group's investments. The Group has various other financial instruments such as trade debtors and trade creditors, which arise directly from its operations.

The main risks arising from the Group's financial instruments are interest rate risk, liquidity risk, foreign currency risk and credit risk. The Group's management reviews and agrees policies for managing each of these risks which are summarized below. The Group also monitors the market price risk arising from all financial instruments.

(a) Capital Management Policy

The primary objective of the Group's capital management is to ensure that it maintains a strong credit rating and healthy capital ratio in order to support its business and maximize shareholder value.

(b) Interest Rate Risk

Certain parts of the interest rates related to borrowings are based on market interest rates; therefore the Group is exposed to interest rate fluctuations in domestic and international markets. The Group's exposure to market risk for changes in interest rates relates primarily to the Group's debt obligations. The Group manages interest rate risk arising from the interest rate fluctuations in international markets, by using the interest rate swap agreements. These exposures are also managed by using natural hedges that arise from offsetting interest rate sensitive assets and liabilities. The interest rates of financial assets and liabilities are as indicated in the related disclosures.

The Group manages interest rate risk arising from the interest rate fluctuations on international markets, by using interest rate swap ("IRS") agreements. Total outstanding amount of IRS agreements was USD 50 million as of September 30, 2008.

At September 30, 2008, if interest rate on the Group's USD denominated borrowings would have been 100 basis points higher/lower with all other variables held constant, then profit before tax and minority interest for the year ended December 31, 2008, which is the following reporting period, would be YTL 1.601 (September 30, 2007 - YTL 827) lower/higher as a result of the higher/lower interest expense on floating rate borrowings.

At September 30, 2008, if interest rate on the Group's EUR denominated borrowings would have been 100 basis points higher/lower with all other variables held constant, then profit before tax and minority interest for the year ended December 31, 2008, which is the following reporting period, would be YTL 301 (September 30, 2007 - YTL 268) lower/higher as a result of the higher/lower interest expense on floating rate borrowings.

At September 30, 2008, if interest rate on the Group's Pakistan Rupee denominated borrowings would have been 100 basis points higher/lower with all other variables held constant, then profit before tax and minority interest for the year ended December 31, 2008, which is the following reporting period, would be YTL 21 (September 30, 2007 - None) lower/higher as a result of the higher/lower interest expense on floating rate borrowings.

(Currency - Thousands of New Turkish Lira unless otherwise indicated (YTL))

38. NATURE AND LEVEL OF RISKS ARISING FROM FINANCIAL INSTRUMENTS (continued)

(c) Foreign Currency Risk

The Group is exposed to exchange rate fluctuations due to the nature of its business. This risk occurs due to purchases, sales and bank borrowings of the Group, which are denominated in currencies other than the functional currency.

The Group has forward contracts amounting to USD 48 million to hedge its risk associated with foreign currency fluctuations as of September 30, 2008. These risks are also monitored and limited by the analysis of the foreign currency position.

The following table demonstrates the sensitivity of the Group's profit before tax to a reasonably possible change in the U.S. Dollars and EUR exchange rates against YTL by 10%, with all other variables held constant.

Currency	Change (%)	Effect on Profit Before Tax and Minority Interest	
		January 1 - September 30, 2008	January 1- September 30, 2007
YTL / EUR	%10	(13.494)	(12.832)
YTL / USD	%10	(38.554)	(25.315)

(d) Credit Risk

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. Financial instruments that potentially subject the Group to significant concentration of credit risk consist principally of cash, available–for–sale and held-to-maturity securities and trade receivables. Maximum credit risk on the Group is limited to the amounts disclosed on the financial statements.

The Group maintains cash and cash equivalents with various financial institutions. It is the Group's policy to limit exposure to any one institution and revalue the credibility of the related financial institutions continuously.

The credit risk associated with trade receivables is partially limited due to a large customer base and due to management's limitation on the extension of credit to customers. The Group generally requires collateral to extend credit to its customers excluding its distributors.

(e) Liquidity Risk

Liquidity risk is the risk that an entity will be unable to meet its net funding requirements. The risk is mitigated by matching the cash in and out flow volume supported by committed lending limits from qualified credit institutions.

The maturity breakdown of financial assets and liabilities has been indicated by considering the period from the balance sheet date to maturity date. Those financial assets and liabilities which have no maturities have been classified under "1 year and more". The table below summarizes the maturity profile of the Group's financial assets and liabilities at September 30, 2008 and December 31, 2007.

September 30, 2008	Less than 3 months	3-12 months	Over 1 year	Total
Cash and cash equivalents	179.004	-	-	179.004
Due from related parties	8.024	-	260	8.284
Trade receivables	309.040	11.436	-	320.476
Total assets	496.068	11.436	260	507.764
Short term loans	95.506	36.786	-	132.292
Long term loans	-	-	725.420	725.420
Lease obligations	-	-	-	-
Due to related parties	43.547	1.753	944	46.244
Trade payables	94.842	3.953	3.557	102.352
Total liabilities	233.895	42.492	729.921	1.006.308
Net liquidity gap	262.173	(31.056)	(729.661)	(498.544)

(Currency - Thousands of New Turkish Lira unless otherwise indicated (YTL))

38. NATURE AND LEVEL OF RISKS ARISING FROM FINANCIAL INSTRUMENTS (continued)

December 31, 2007	Less than 3 months	3-12 months	Over 1 year	Total
Cash and cash equivalents	141.362	-	-	141.362
Due from related parties	2.818	-	-	2.818
Trade receivables	150.871	2.267	-	153.138
Total assets	295.051	2.267	-	297.318
Short term loans	58.272	160.908	-	219.180
Long term loans	-	-	288.540	288.540
Lease obligations	59	18	-	77
Due to related parties	25.561	3.386	-	28.947
Trade payables	70.959	23.473	-	94.432
Total liabilities	154.851	187.785	288.540	631.176
Net liquidity gap	140.200	(185.518)	(288.540)	(333.858)

(f) Fair Values

Fair value is the amount at which a financial instrument could be exchanged in a current transaction between willing parties, other than in a forced sale or liquidation, and best evidenced by a quoted market price, if one exists.

Foreign currency-denominated financial assets and liabilities are revalued at the exchange rates prevailing at the balance sheet dates.

The following methods and assumptions were used in the estimation of the fair value of the Group's financial instrument:

Financial Assets – The fair values of certain financial assets carried at cost, including cash and cash equivalents and held to maturity investments plus the respective accrued interest are considered to approximate their respective carrying values due to their short-term nature and negligible credit losses. The carrying values of trade receivables along with the related allowances for uncollectibility are estimated to be their fair values.

Financial Liabilities – The fair values of trade payables and other monetary liabilities are estimated to approximate carrying value due to their short-term nature. The fair values of bank borrowings are considered to approximate their respective carrying values, since the initial rates applied to bank borrowings are updated periodically by the lender to reflect active market price quotations. The carrying values of trade payable are estimated to be their fair values due to their short term nature.

39. FINANCIAL INSTRUMENTS

Financial hedging instruments, risk management objectives and policies

The Group uses derivative instruments to avoid the occurrence of foreign currency and interest rate risks from its operational and financial activities. Derivative instruments are initially measured at cost. After initial recognition, derivatives are measured at fair value and changes are reflected in the income statement.

Structured forward buy-sell contracts and IRS agreements are the main financial derivative instruments of the Group, which are effective to avoid the occurrence of foreign currency and interest rate risks from the operational and financial activities. Since the conditions for the hedge accounting in accordance with International Financial Reporting Standards (IAS) 39 "Financial Instruments" are not met, hedge accounting is not applicable for these financial instruments.

40. SUBSEQUENT EVENTS

None.

41. OTHER MATTERS WHICH ARE SIGNIFICANT TO THE FINANCIAL STATEMENTS OR WHICH SHOULD BE DISCLOSED FOR THE PURPOSE OF INTERPRETATION, TRUE AND FAIR PRESENTATION OF THE FINANCIAL STATEMENT

The effect of differences between the Financial Reporting Standards published by Capital Market Board in Turkey and accounting principles generally accepted in countries in which the accompanying financial statements are to be distributed and International Financial Reporting Standards (IFRS) have not been quantified in the accompanying financial statements. The main differences are related to the application of inflation accounting which was ceased one year later in IFRS and the presentation of the basic financial statements and the notes to them. Accordingly, the accompanying financial statements are not intended to present the consolidated financial position and consolidated financial performance of Coca-Cola İçecek Anonim Şirketi and its subsidiaries in accordance with the accounting principles generally accepted in such countries and IFRS.

END